Exhibit 8.1

[Hunton Andrews Kurth LLP Letterhead]

March 26, 2021

Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, Connecticut 06870

Ellington Financial Inc.
Qualification as a
Real Estate Investment Trust

Ladies and Gentlemen:
We have acted as special tax counsel to Ellington Financial Inc., a Delaware corporation (the “Company”), in connection with the preparation of a registration statement on Form S-3 (the “Registration Statement”), including a prospectus and all documents incorporated by reference therein (the “Prospectus”), filed on the date hereof with the Securities and Exchange Commission (the "SEC"), with respect to the offer and sale, from time to time, of shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”), shares of preferred stock, $0.001 par value per share, of the Company (the “Preferred Stock”), stockholder rights to purchase Common Stock or Preferred Stock, warrants entitling the holders to purchase Common Stock or Preferred Stock, debt securities of the Company, depositary shares representing Preferred Stock, and units comprising two or more of the preceding securities of the Company, having an aggregate public offering price not to exceed $750,000,000. You have asked for our opinion regarding certain U.S. federal income tax matters.

In giving this opinion letter, we have examined the following:
1.the Certificate of Incorporation of the Company, effective as of March 1, 2019;

2.the Articles of Amendment and Restatement of the Declaration of Trust of the Ellington Financial REIT (“EF REIT”), filed on November 2, 2015, with the Department of Assessments and Taxation of the State of Maryland;

3.the Limited Liability Company Operating Agreement of Ellington Financial Operating Partnership LLC, a Delaware limited liability company, dated January 1, 2013;

4.the Registration Statement and the Prospectus; and

5.such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed, with your consent, that:
1.each of the documents referred to above has genuine signatures, has been duly authorized, executed, and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.during their taxable years ending December 31, 2021, and future taxable years, the Company and EF REIT have operated and will operate in a manner that will make the factual representations contained in a certificate, dated the date hereof and executed by a duly appointed officer of the

Company and a certificate, dated the date hereof and executed by a duly appointed officer of EF REIT (together, the “Officer’s Certificates”), true for such years;

3.neither the Company nor EF REIT will make any amendments to its organizational documents after the date of this opinion that would adversely affect its qualification as a real estate investment trust (a “REIT”) for any taxable year;

4.no action will be taken by the Company or EF REIT after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we also have relied upon the correctness of the factual representations contained in the Officer’s Certificates and the factual matters discussed in the Prospectus that relate to the Company’s status as a REIT. No facts have come to our attention that would cause us to question the accuracy of the factual representations in the Officer’s Certificates in a material way. Furthermore, where such factual representations involve terms defined in the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations thereunder (the “Regulations”), published rulings of the Internal Revenue Service (the “Service”), or other relevant authority, we have reviewed with the individual making such representations the relevant provisions of the Code, the applicable Regulations, the published rulings of the Service, and other relevant authority.
Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificates, and the factual matters discussed in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:
(a)the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2019 through December 31, 2020, and the Company’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT under the Code for its taxable year ending December 31, 2021 and thereafter; and

(b)the descriptions of the law and the legal conclusions contained in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

We will not review on a continuing basis the Company’s or EF REIT’s compliance with the documents or assumptions set forth above, or the representations set forth in the Officer’s Certificates. Accordingly, no assurance can be given that the actual results of the Company’s or EF REIT’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificates. In particular, we note that the Company has engaged in transactions in connection with which we have not provided legal advice and may not have reviewed.
The foregoing opinions are based on current provisions of the Code, the Regulations, published administrative interpretations of any of the foregoing, and published court decisions. The Service has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to REIT qualification. No assurance can be given that the law will not change in a way that will prevent the Company or EF REIT from qualifying as a REIT.
The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is solely for the information and use of the addressees, and it speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.
We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the references to Hunton Andrews Kurth LLP under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC.
Very truly yours,
/s/ Hunton Andrews Kurth LLP

03352/09346/14086/16976